Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Stantec Inc. (Stantec) will hold its annual meeting of shareholders at MacEwan University, Muttart Hall, Room 13, located at Alberta College Campus, 10050 MacDonald Drive, Edmonton, Alberta, on Thursday, May 9, 2013, at 10:30 AM (MDT) to conduct the following business:

1	Receive Stantec’s financial statements for the financial year ended December 31, 2012, together with the auditor’s report on those statements.

2	Elect the directors of Stantec.

3	Appoint an auditor and authorize the directors to fix the auditor’s remuneration.

4	Consider and approve in a non-binding, advisory capacity the approach to executive compensation disclosed in the Executive Compensation Overview section of the accompanying management information circular.

5	Transact any other business properly brought before the meeting.

The accompanying management information circular contains additional information regarding these matters. Stantec’s 2012 audited financial statements are included in the 2012 Financial Review, which is available free of charge to shareholders upon request.

The board has fixed the close of business on March 14, 2013, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. Only shareholders of record on such date are entitled to vote on these matters at the meeting.

By order of the board of directors,

Paul J. D. Alpern
Vice President, Secretary and General Counsel
March 14, 2013